GRUPO CASA SABA, S.A.B. DE C.V.
Annual General Ordinary Shareholders’ Meeting
April 29, 2011

SUMMARY OF RESOLUTIONS

ANNUAL GENERAL ORDINARY SHAREHOLDERS’ MEETING

I. Presentation, and in its case, approval of the report submitted by the Board of Directors for the year ended on December 31, 2010, pursuant to Article 172 of the General Law on Commercial Companies, including the financial statement for the year ended on December 31, 2010.

The following were approved in their entirety: (i) the report on the operations and activities in which the Board of Directors participated during the fiscal year ended on December 31, 2010; and (ii) the Company’s audited financial statements for the fiscal year beginning on January 1 and ending on December 31, 2010.

II. Presentation, and in its case, approval of the report of the fulfillment of the tax obligations of the Company regarding the fiscal year concluded on 2009.

The Company’s tax obligations compliance report for the fiscal year 2009 was approved.

III. Proposal, and in its case, approval of the allocation of profits.

It was resolved to apply 5% (five percent) of the profits obtained during fiscal year 2010 to the Company’s legal reserve, pursuant to Article 20 of the General Law of Commercial Companies and to apply the remainder to the cumulative profit account.

IV. Presentation, and in its case, approval of the report submitted by the Chief Executive Officer of the Company, pursuant to Article 44 Section XI of the Securities Market Law.

The Chief Executive Officer’s report for the fiscal year ended on December 31,  2010, was reviewed and approved, pursuant to Article 44, of the Securities Market Law.

V. Presentation of the opinion submitted by the Board of Directors regarding the report submitted by the Chief Executive Officer of the Company.

The opinion of the Board of Directors regarding the Chief Executive Officer’s report, was duly presented and noted.

VI. Presentation, and in its case, approval of the report submitted by the Audit Committee’s President.

The Audit Committee’s report for the fiscal year ended on December 31, 2010 was approved, pursuant to Article 43 of the Securities Market Law.

VII. Acceptance of resignations, appointments proposal, and in its case, ratification of the members of the Board of Directors, as well as the secretary.

It was resolved to ratify, in their respective positions, the current members of the Board of Directors, in virtue of which, as of this date, the Company’s Board of Directors will be comprised of the following individuals:

Board of Directors

Board Member - Position

Manuel Saba Ades-Chairman

Alberto Isaac Saba Ades-Vice-chairman

Gabriel Saba D’jamus-Board Member

Pedro Alejandro Sadurní Gómez-Board Member

Enrique Castillo Sánchez-Mejorada-Independent Board Member

Julio Emilio Madrazo García-Independent Board Member

Gabriel Alarcón Velázquez-Independent Board Member

Juan Carlos Peralta del Río-Independent Board Member

Miguel Alemán Magnani-Independent Board Member

Iván Moguel Kuri-Alternate Independent Board Member

It was also resolved to ratify Mr. Francisco Fuentes Ostos as Secretary of the Company, without being a member of the Board of Directors.

VIII. Acceptance of resignations, appointments proposal, and in its case, ratification of the members of the Audit Committee and appointment, and in its case, ratification of the President of such committee.

It was resolved to ratify (i) Messrs. Gabriel Alarcón Velázquez, Julio Madrazo García and Juan Carlos Peralta del Río as members of the Audit Committee; and (ii) Mr. Julio Madrazo García as Chairman of such committee.

Furthermore, it was resolved that the Audit Committee will continue to perform the auditing and corporate practices functions.

IX. Acceptance of resignation, appointment proposal, and in its case, ratification of the Chief Executive Officer of the Company.

It was resolved to ratify Mr. Gabriel Saba D´jamus as the Company’s Chief Executive Officer.

X. Remuneration for the members of the Board of Directors, the Audit Committee and the secretary of the Company.

It was resolved to pay the members of the Board of Directors, without withholding income tax, a fifty peso coin known as a “Centenario” as compensation, or to grant them the equivalent value of one “Centenario” for each Board of Director’s meeting attended.

XI. Presentation, and in its case, approval to increase the capital stock of the Company in its variable portion through the issuance of treasury stock, in order to implement a stock option and/or purchase plan for the employees, officers and/or directors of the Company or its subsidiaries.

It was approved that the Company implements a stock option and/or purchase plan for employees, officers and/or directors of the Company or its subsidiaries.

In such sense, it was also approved to increase the capital stock of the Company in its variable portion, for an amount up to MX$84,999,982.50, through the issuance of 3,777,777 ordinary shares, nominative, without par value of the Sole Series, which will be maintained in the treasury of the Company to be used later in the implementation of the aforesaid plan.

Additionally, it was approved that the Board of Directors shall establish the terms and conditions of the stock option and/or purchase plan, as well as the characteristics under which the shares subject of the capital increase, will be subscribed and paid, including without limitation, the form and term. When such terms and conditions are defined, the necessary notices will be published in order for the shareholders to exercise their right of first refusal under Clause Thirteen of the by-laws of the Company and Article 132 of the General Law on Commercial Companies.

Finally, with respect to this item of the agenda, it was approved that in the event that after the timeframe specified in the relevant notice, the shares that remain unsubscribed by the shareholders, may be offered for subscription and payment to whom the Board of Directors of the Company determines to that effect, including one or more of the shareholders of the Company, pursuant to the applicable laws, at a price that should be no less than the subscription price to be included in the said notice.

XII. Granting and revocation of powers of attorney.

It was acknowledged that, currently, the Company does not need to grant or revoke powers of attorney in such sense this point of the agenda was not discussed.

XIII. Designation of delegates who will formalize the resolutions taken at the meeting.

Special delegates were appointed to perform all acts and sign the necessary documents to execute and formalize the resolutions approved at the meeting.